

April 11, 2012

Via E-Mail
Mr. Frank Wood
Chief Financial Officer
Alpha Natural Resources, Inc.
One Alpha Place
P.O. Box 16429
Bristol, Virginia   24209

> **Re: Alpha Natural Resources, Inc.**
> **Form 10-K for the Year Ended December 31, 2011**
> **Filed February 29, 2012**
> **File No. 001-32331**

Dear Mr. Wood:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2011

Critical Accounting Policies and Estimates

Goodwill, page 89

1. We note you recognized an impairment of goodwill of $745.3 million in the fiscal year ended December 31, 2011. With regard to your impairment testing, please tell us about the following:
    - Tell us what you consider a reporting unit,
    - Tell us the amount of goodwill impairment recognized that relates to the operations of Massey Energy you acquired, and
    - Explain to us what constitutes a "Business Unit" as referenced in your disclosures.

(3) Mergers and Acquisitions

Acquisition of Massey Energy Company, page 105

2. Please tell us, and confirm in future Exchange Act filings you will revise to disclose, the qualitative descriptions of the factors that make up goodwill recognized in conjunction with your acquisition of Massey Energy, such as expected synergies from combining operations, intangible assets that do not qualify for separate recognition, or other factors as required by FASB ASC 805-30-50-1(a).

(22) Segment Information, page 155

3. We note your disclosure that you aggregate your operating segments into two reportable segments, Western Coal Operations and Eastern Coal Operations.   Please provide us with a detailed explanation of how your operating segments met the aggregation criteria in FASB ASC 280-10-50-11. In this regard, please explain to us the basis for your determination that the operations of your recent acquisition, Massey Energy, should be aggregated into your Eastern Coal Operations segment.

(20) Commitments and Contingencies

(d) Legal Proceedings, page 149

4. We note there are various types of litigation disclosed in this section. Please tell us, and confirm in future Exchange Act filings you will revise to disclose, the amount or range of reasonably possible litigation losses to which you are exposed. If such range cannot be estimated or is not material to the financial statements, state so. Refer to FASB ASC 450-20-50-3.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jamie Kessel at 202-551-3727 or Brian Bhandari at 202-551-3390 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Mining